Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-169327

September 13, 2010

BE Aerospace, Inc.

Pricing Term Sheet

$650,000,000 6.875% Senior Notes due 2020

Issuer:	BE Aerospace, Inc.
Security Description:	Senior Notes
Distribution:	SEC Registered
Face:	$650,000,000
Gross Proceeds:	$644,176,000
Net Proceeds to Issuer (before expenses):	$631,176,000
Coupon:	6.875%
Maturity:	October 1, 2020
Offering Price:	99.104%
Yield to Maturity:	7.000%
Spread to Treasury:	+454 basis points
Benchmark:	UST 2.625% due August 15, 2020
Ratings:	Ba3 / BB(1)
Interest Pay Dates:	April 1 and October 1
Beginning:	April 1, 2011
Equity Clawback:	Up to 35% at 106.875%
Until:	October 1, 2013
Optional redemption:	Make-whole call @ T+50bps prior to October 1, 2015, then:
	On or after:	Price:
	October 1, 2015	103.438%
	October 1, 2016	102.292%
	October 1, 2017	101.146%
	October 1, 2018 and thereafter	100.000%
Change of control:	Put @ 101% of principal plus accrued interest
Trade Date:	September 13, 2010
Settlement Date:	September 16, 2010(T+3)
CUSIP:	055381 AR8
ISIN:	US055381AR8504
Denominations:	$2,000 x $1,000
Bookrunners:	Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
UBS Securities LLC
Co-Managers	RBS Securities Inc.
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, J.P. Morgan Securities LLC toll-free at 1-800-245-8812 or UBS Securities LLC toll-free at 1-877-827-7275.

(1)  A securities rating is not a recommendation to buy, sell or hold these notes. Each rating may be subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

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